Via Facsimile and U.S. Mail
Mail Stop 6010

July 16, 2008

Mr. Shaoming Li
Chief Executive Officer
Renhuang Pharmaceuticals, Inc.
No. 281 Taiping Road, Taiping district
Harbin, Heilongjiang Province, 150050
P.R. China

Re: Renhuang Pharmaceuticals, Inc.
Item 4.02 Form 8-K
Filed July 14, 2008
File No. 000-24512

Dear Mr. Li:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Item 4.02(a)

1. Please revise your disclosure to state the date on which the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers concluded that the financial statements for the quarterly period ended January 31, 2007 and April 30, 2007 may no longer be relied upon. Note that such date may be different from the date you determined that these financial statements need to be amended. You should also note that if this Form was not furnished within four business days as required under the general instructions of Form 8-K, you may not longer be eligible to file certain 33 Act Forms.

2. Please disclose whether the board of directors also concluded that the financial statements cannot be relied upon.

3. Please revise your description of the facts underlying the restatements to include
    the following:
    a. The estimate or the estimated range of the restatements;
    b. The reason the error only affected two quarterly periods ended April 30,
        2007; and,
    c. When you expect to restate the financial statements for the two quarterly
        periods ended April 30, 2007.

4. Please confirm that you will reconsider your disclosure controls and procedures in
    light of these restatements and that you will modify your disclosures under Item 4
    of your amended Form 10-Qs accordingly.

As appropriate, please respond to these comments within five business days or tell
us when you will respond. Please furnish a letter that keys your responses to our
comments and provide the requested information. Detailed letters greatly facilitate our
review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;
·   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and
·   the company may not assert staff comments as a defense in any proceeding initiated
    by the Commission or any person under the federal securities laws of the United
    States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

If you have any questions, please call me at (202) 551-3659.

                                        Sincerely,

                                        Kei Ino

Staff Accountant